Exhibit 99.1

Uxin Reports Unaudited Fourth Quarter and Fiscal Year 2023 Financial Results

BEIJING, August 14, 2023 –Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China's leading used car retailer, today announced its unaudited financial results for the fourth quarter and fiscal year ended March 31, 2023.

Dear Shareholders,

First and foremost, on behalf of Uxin Group, I would like to express our heartfelt gratitude for your continued support throughout our journey. I am pleased to share our business progress over the past fiscal year as well as our reflections and outlook for the future through this shareholder letter.

The 2023 fiscal year, which spanned from April 2022 to March 2023, presented a myriad of challenges. Uxin, along with numerous other Chinese enterprises, had to navigate the societal and economic headwinds caused by the Covid-19 pandemic. Despite these obstacles, our online and offline used car retail operations experienced phases of growth, moments of stagnation, and subsequent resurgence. Nevertheless, we managed to overcome these hurdles and delivered a commendable performance. Our retail transactions increased to 10,703 units, recording a remarkable year-over-year growth of 105%. Notably, our Net Promoter Score (NPS) remained consistently high at approximately 60 points over six consecutive quarters, solidifying our position as an industry leader. The excellent quality of our used car offerings, combined with our exceptional customer service, received increasing recognition from our expanding consumer base. Furthermore, Uxin's offline superstores have become the benchmark for industry upgrades within China's used car sector.

China's flourishing used car market is a force to be reckoned with, already at a staggering trillion-RMB level. With a whopping 320 million vehicles, China boasts the world's largest car ownership. Each year, a significant number of vehicles enter the circulation stage, fueling the swift growth of the used car industry. In the first half of 2023, the nation witnessed a remarkable surge in used car transactions, reaching approximately 9 million units, showing a notable 15% increase compared to the previous year. Drawing from the mature market experience in the automotive industry, China is progressively pivoting towards a trajectory dominated by stock car transactions. We project that used car transactions in China will soon exceed 20 million units per year, with still a remarkable growth potential of 3 to 4 times.

While the upgrade and consolidation of China's used car industry are still in their early stages, the unique characteristics of each vehicle, the extremely fragmented market structure, and the lengthy, intricate transaction chains have all hindered the industry's transition towards brand-oriented, large-scale, and standardized development. Uxin's pioneering model of offline superstore + online nationwide purchase model, as a new format in the industry, has completed the leap from 0 to 1. This model, centered around advanced production, modern retail experience, and data-driven operation, has laid a solid foundation for the next stage of scalable profitability.

1．State-of-the-art Reconditioning Factories with Advanced Equipment and Technology Guarantee the Supply of Top-Quality Used Car Products

The supply of ultra-large-scale high-quality used cars is inseparable from modernized recondition factories with suitable production capacity. Following the launch of our new Xi'an superstore, which is also the largest in Northwest China with a scale of up to 3,000 units, the "Transparent Factory 1.0" management system that Uxin has explored and developed for one and a half years has also been put into use. This system seamlessly integrates inspection, evaluation, and repair processes, while employing an extensive range of digital monitoring tools to streamline the entire operational management spectrum. Full-scale efficiency is enhanced by the system’s intelligent workshop planning, real-time tracking of vehicle and material status, and authentic data on work hours and costs. By leveraging Uxin's Transparent Factory 1.0 system, we have established the most advanced reconditioning factory management system in China’s used car industry.

Furthermore, we continue to update our reconditioning techniques, introduce the latest technologies such as 3D printing and SMART repair, and develop an integrated parts supply system. As a result, the recondition time and cost per vehicle have been further reduced. Compared to a year ago, the time it takes for each car to go from factory intake to shelf sale has dropped by 70%, taking an average of only 4 days.

2．Superstore’s Focus on "People, Products, and Venues," Has Reshaped the Way Consumers Buy and Sell Used Cars, a Leapfrog Consumer Experience that Surpasses Traditional Marketplaces

For the majority of consumers in China, buying a used car can be a challenging and uncertain experience. Traditionally, the process involves visiting up to hundreds of shops scattered across a used car marketplace, searching for specific models, inspecting multiple vehicles, and haggling with various dealers over prices. Yet, this tedious process offers no guarantee of purchasing a reliable used car at a fair price or receiving adequate after-sales support.

In the past year, Uxin has revolutionized the used car buying experience by embracing modern retail standards. Our superstores offer consumers a relaxed and enjoyable car buying experience, comparable to that of modern shopping malls. When customers step into our superstores, they will be greeted by a bright and spacious venue, filled with thousands of carefully selected exhibition vehicles. Our cars are conveniently displayed according to the modern retail shelf mode, making it easy to compare different models. We have implemented a scoring system based on the National Standard, ensuring clarity and ease of understanding. Customers can be certain that our prices are transparent, with no hidden fees. Beyond the traditional dealership experience, we provide a one-stop solution for all your needs, including financing, insurance, extended warranty, accessories upgrade, and other value-added services. To further enhance customers’ convenience, we have an on-site Vehicle Administration Office, allowing customers to complete all transaction transfer procedures on the same day. This eliminates unnecessary delays and ensures a smooth and efficient process.

We are delighted to share that our superstores in Xi'an and Hefei have quickly become the go-to destinations for used car purchases in their respective cities. Within just one year of opening, we have established ourselves as the leading brand in local used car recognition. The positive word-of-mouth within the consumer group has created a network effect, attracting a steady stream of native traffic to our superstores.

3．Uxin’s End-to-End Digital Decision-Making Forms a Highly Competitive Moat in Large-Scale Used Car Operations

Uxin's business process is managed on a per-vehicle basis, with the system's capacity built upon the singular vehicle dimension. Our proprietary "Drip Irrigation" system, like the irrigation practices in modern agriculture that cater to each individual crop, runs through every step of the used car transaction chain, from car acquisition, reconditioning, sales, and delivery to after-sales service. We make business decisions based on data at the vehicle level, which constitutes our core competitive advantage that sets us apart from traditional car dealerships.

Taking vehicle pricing as an example, Uxin has established an intelligent pricing model based on more than a decade of accumulated massive Chinese used car transaction data. The model determines the individual price of each vehicle based on its age, condition, mileage, color, and other parameters, while also considering factors such as customer demand, current inventory structure, offline test drive feedback, and real-time market conditions for dynamic adjustments. By continuously training relevance parameters and iterating the pricing system using large-scale actual transaction data, Uxin's initial pricing becomes more accurate, and the adjustment process becomes timelier. This leads to continuous improvement in sales efficiency, with the average time from listing to sale being less than 45 days.

As our sales volume increases, the number of parameters that can be input into the system also increases, enriching our price decision anchors and expanding the boundaries of our pricing capabilities. The flywheel effect of digital systems is scale-increasing, which is the key to continuously solidifying competitive advantages in our ultra-large-scale used car operation system and one of our important moats.

Over the past year, in addition to progress in our business, our financial situation has also improved towards long-term health. At the beginning of this year, we completed the restructuring and repayment of the 2019 convertible notes, effectively resolving the majority of historical debt and greatly optimizing the structure of our balance sheet. This allows us to better allocate resources to future business development. Furthermore, we have actively promoted cooperation with banks in credit supply chain financing, obtaining credit lines of approximately 300 million RMB from several reputable banks. These arrangements have facilitated the increased efficiency of our capital utilization. These efforts will support the achievement of our business plans for fiscal year 2024.

Looking ahead into the 2024 fiscal year, we will primarily focus on three key areas based on our current strategic planning:

First, the launch of our new flagship superstore in Hefei: We would like to inform everyone that the construction of the flagship superstore, which is jointly invested by us and the Hefei government, has entered the final stage of equipment and system calibration after one-and-a-half-year construction period. We plan to commence trial operations in August and have the grand opening within this calendar year. The new superstore has a total area of 450,000 square meters and consists of the world's most advanced used car reconditioning factory and the largest used car sales area, which can accommodate up to 10,000 vehicles for display and sale when reaching full capacity.

The Hefei flagship superstore serves as Uxin's central hub for our expansion plans in the used car industry, anchoring in Hefei but extending its reach across the Anhui province and facilitating sales nationwide. It is an important joint initiative for both Uxin and the local government of Hefei to promote the development of the automotive aftermarket industry in Anhui province and build a leading brand in China’s used car industry.

Secondly, achieving profitability of our superstores: After over a year of consistent development, Uxin's superstores have continuously improved sales efficiency, increased gross profit margin, and substantially improved overall cost structure. As a result, our gross profit margin is expected to exceed 6% for the first quarter of fiscal year 2024. Our mid-term gross margin target will be 10% or above. In the past few months, due to disturbances in the new car market, Uxin has maintained a prudent purchasing strategy and has not significantly increased inventory. Starting from August, we will accelerate the increase in vehicle inventory to generate more sales conversions. We have confidence in achieving positive EBITDA for the Xi'an and Hefei stores by the end of this year.

Thirdly, completing the expansion planning of 2-3 new superstores: Based on the proven success of Uxin's offline superstore model, we are actively strategizing for expansion into new regions. We aim to finalize the location selection and operational preparations for 2-3 new superstores to further enhance our regional coverage and branding, as well as improve synergy between cohesive online-and-offline sales networks. These efforts will lay a solid foundation for our business growth in the coming years.

The Chinese used car sector is vast with significant potential, and our tenacity will ensure our growth to be exponential. By upholding our commitment to value creation, we believe there are spectacular opportunities ahead to serve consumers in the used car business we are passionate about, and to generate greater returns for our shareholders, employees, and society at large.

Once again, I extend my deepest gratitude for your unwavering trust and support. I sincerely welcome you to visit our super stores to experience it firsthand, as well as explore our products and services on our mobile platform. We also look forward to achieving new milestones in the new fiscal year at Uxin.

Kun Dai

Chairman and Chief Executive Officer of Uxin

Highlights for the Quarter Ended March 31, 2023

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Transaction volume was 3,607 units for the three months ended March 31, 2023, a decrease of 26.3% from 4,897 units in the last quarter and a decrease of 14.7% from 4,231 units in the same period last year.
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Retail transaction volume was 2,259 units, a decrease of 22.8% from 2,928 units in the last quarter and an increase of 22.2% from 1,848 units in the same period last year.
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Total revenues were RMB343.8 million (US$50.1 million) for the three months ended March 31, 2023, a decrease of 26.9% from RMB470.5 million in the last quarter and a decrease of 32.0% from RMB505.7 million in the same period last year.
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Gross margin was 2.3% for the three months ended March 31, 2023, compared with 0.6% in the last quarter and 0.2% in the same period last year.
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Loss from operations was RMB57.4 million (US$8.4 million) for the three months ended March 31, 2023, compared with RMB96.5 million in the last quarter and RMB109.5 million in the same period last year.
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Non-GAAP adjusted loss from operations was RMB46.7 million (US$6.8 million) for the three months ended March 31, 2023, compared with RMB85.6 million in the last quarter and RMB96.1 million in the same period last year.

Highlights for the Fiscal Year Ended March 31, 2023

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Transaction volume was 20,029 units for the fiscal year ended March 31, 2023, an increase of 27.1% from 15,755 units in the prior fiscal year.
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Retail transaction volume was 10,703 units for the fiscal year ended March 31, 2023, an increase of 105.4% from 5,211 units in the prior fiscal year.
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Total revenues were RMB2,059.2 million (US$299.8 million) for the fiscal year ended March 31, 2023, an increase of 25.9% from RMB1,636.1 million in the prior fiscal year.
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Gross margin was 1.2% for the fiscal year ended March 31, 2023, compared with 2.9% in the prior fiscal year.
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Loss from operations was RMB356.9 million (US$52.0 million) for the fiscal year ended March 31, 2023, compared with RMB278.9 million in the prior fiscal year.
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Non-GAAP adjusted loss from operations was RMB309.6 million (US$45.1 million) for the fiscal year ended March 31, 2023, compared with RMB252.4 million in the prior fiscal year.

Mr. Feng Lin, Chief Financial Officer of Uxin, commented: “In fiscal year 2023, Uxin demonstrated resilience and ability to adapt to challenging circumstances. Despite the difficulties brought on by the COVID-19 pandemic throughout the year, we were able to achieve a 105% year-over-year retail transactions growth, coupled with a noteworthy 26% year over year increase in total revenue. As the effects of the pandemic began to subside, we had returned to our expected growth trajectory. Concurrently, we made significant improvements in our inventory structure, sales turnover, and overall margin profiles. Notably, we observed a recovery of our gross margin in the fourth quarter of fiscal year 2023, rebounding from 0.6% in the previous quarter to 2.3%.

Mr. Lin continued, “Recent months have further solidified our confidence in the business, with our operational margins showing impressive growth. Our forecasts indicate that in the first quarter of fiscal year 2024, which concludes on June 30, 2023, our gross margin will exceed 6%, reaching a new high in the past three years. Faced with the disruptions posed by aggressive pricing strategies in the new car sector, we strategically maintained a controlled inventory level in the past quarter. As we ramp up our inventory and leverage the increasing sales volume, we remain firmly focused on reaping the scale benefits and achieving positive EBITDA at both our Xi'an and Hefei superstores by the end of 2023.

Financial Results for the Quarter Ended March 31, 2023

Total revenues were RMB343.8 million (US$50.1 million) for the three months ended March 31, 2023, a decrease of 26.9% from RMB470.5 million in the last quarter and a decrease of 32.0% from RMB505.7 million in the same period last year. The quarter-over-quarter decreases were mainly due to the seasonal slowdown in the used car market and volatility in China’s new car market. The year-over-year decreases were mainly due to the decline of wholesale transaction volume.

Retail vehicle sales revenue was RMB263.7 million (US$38.4 million) for the three months ended March 31, 2023, representing a decrease of 19.8% from RMB328.9 million in the last quarter and a decrease of 17.4% from RMB319.3 million in the same period last year. For the three months ended March 31, 2023, retail transaction volume was 2,259 units, a decrease of 22.8% from 2,928 units last quarter and an increase of 22.2% from 1,848 units in the same period last year. The quarter-over-quarter decrease were mainly due to seasonality and market factors. On the one hand, the Chinese New Year was on January 22nd , which is the traditional used car off-season. On the other hand, in March 2023, certain automobile manufacturers implemented policies of decreasing prices to boost new car sales, resulting in potential buyers becoming more hesitant towards purchasing used cars. Although retail transaction volume increased significantly, decreases in average selling prices driven by optimizing inventory structure, caused the decline of year-over-year retail vehicle sales revenue.

Wholesale vehicle sales revenue was RMB73.6 million (US$10.7 million) for the three months ended March 31, 2023, compared with RMB132.1 million in the last quarter and RMB179.7 million in the same period last year. For the three months ended March 31, 2023, wholesale transaction volume was 1,348 units, representing a decrease of 31.5% from 1,969 units last quarter and a decrease of 43.4% from 2,383 units in the same period last year. Wholesale vehicle sales refer to vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels. As the Company continued to improve its inventory capacity and reconditioning capabilities, an increased number of acquired vehicles were reconditioned to meet the Company’s retail standards, rather than being sold through wholesale channels. As a result, the Company expects that its wholesale transaction volume will gradually represent a lower portion of the Company’s total transaction volume.

Other revenue was RMB6.5 million (US$1.0 million) for the three months ended March 31, 2023, compared with RMB9.5 million in the last quarter and RMB6.8 million in the same period last year.

Cost of revenues was RMB336.0 million (US$48.9 million) for the three months ended March 31, 2023, compared with RMB467.7 million in the last quarter and RMB504.6 million in the same period last year.

Gross margin was 2.3% for the three months ended March 31, 2023, compared with 0.6% in the last quarter and 0.2% in the same period last year. Over the past few quarters, the Company has implemented a range of pricing strategies to accelerate the turnover of high-priced vehicles and optimize its inventory structure. By shifting focus towards mid-range priced vehicles and improving sales efficiency, this quarter’s gross margin improved despite the traditional off-season for used cars and new car market volatility in China.

Total operating expenses were RMB113.1 million (US$16.5 million) for the three months ended March 31, 2023. Total operating expenses excluding the impact of share-based compensation were RMB102.4 million.

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Sales and marketing expenses were RMB52.4 million (US$7.6 million) for the three months ended March 31, 2023, a decrease of 4.7% from RMB55.0 million in the last quarter and a decrease of 22.7% from RMB67.8 million in the same period last year. The decreases were mainly driven by the adoption of more cost-effective promotion measures.

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General and administrative expenses were RMB38.3 million (US$5.6 million) for the three months ended March 31, 2023, representing a decrease of 1.8% from RMB39.0 million in the last quarter and a decrease of 6.0% from RMB40.7 million in the same period last year. The decreases were mainly due to the impact of share-based compensation expenses.

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Research and development expenses were RMB9.3 million (US$1.4 million) for the three months ended March 31, 2023, representing a decrease of 1.1% from RMB9.4 million in the last quarter and an increase of 10.6% from RMB8.4 million in the same period last year.

Other operating income, net was RMB47.9 million (US$7.0 million) for the three months ended March 31, 2023, representing an increase of 445.3% from RMB8.8 million in the same period last year. The increase was mainly due to a liability waiver gain of RMB56.1 million realized after payment conditions were met by the Company in this quarter.

Loss from operations was RMB57.4 million (US$8.4 million) for the three months ended March 31, 2023, compared with RMB96.5 million for the last quarter and RMB109.5 million in the same period last year.

Non-GAAP adjusted loss from operations which excludes the impact of share-based compensation was RMB46.7 million (US$6.8 million) for the three months ended March 31, 2023, compared with RMB85.6 million in the last quarter and RMB96.1 million for the same period last year.

Fair value impact related to the senior convertible preferred shares resulted in a gain of RMB0.5 million (US$74 thousand) for the three months ended March 31, 2023, compared with a gain of RMB1.5 million in the last quarter. The impact was mainly due to the fair value change of the warrants issued in relation to the senior convertible preferred shares during the period. The fair value impact was a non-cash gain.

Net loss from operations was RMB79.8 million (US$11.6 million) for the three months ended March 31, 2023, compared with RMB100.8 million for the last quarter and net income of RMB360.8 million for the same period last year.

Non-GAAP adjusted net loss from operations was RMB69.6 million (US$10.1 million) for the three months ended March 31, 2023, compared with RMB91.4 million in the last quarter and RMB102.6 million in the same period last year.

Financial Results for the Fiscal Year Ended March 31, 2023

Total revenues were RMB2,059.2 million (US$299.8 million) for the fiscal year ended March 31, 2023, an increase of 25.9% from RMB1,636.1 million in the prior fiscal year. Despite the COVID-19 pandemic impact through most of the year, total revenue increased driven by the growth of retail vehicle sales revenue while partially offset by the decrease of wholesale vehicle sales revenue.

Retail vehicle sales revenue was RMB1,312.9 million (US$191.2 million) for the fiscal year ended March 31, 2023, representing an increase of 68.2% from RMB780.4 million in the prior fiscal year. For the fiscal year ended March 31, 2023, retail transaction volume was 10,703 units, an increase of 105.4% from 5,211 units in the prior fiscal year. The increases were driven by the retail transaction volume growth as the Company further improved its market penetration through its Hefei and Xi’an IRCs, which expanded Uxin’s customer base and boosted retail vehicle sales.

Wholesale vehicle sales revenue was RMB707.4 million (US$103.0 million) for the fiscal year ended March 31, 2023, compared with RMB823.4 million in the prior fiscal year. For the fiscal year ended March 31, 2023, wholesale transaction volume was 9,326 units, representing a decrease of 11.6% from 10,544 units in the prior fiscal year. Wholesale vehicle sales refer to vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels. As the Company is focusing on creating value for our customers through retail transactions, the Company expects that its wholesale transaction volume will gradually represent a lower portion of the Company’s total transaction volume.

Other revenue was RMB38.9 million (US$5.6 million) for the fiscal year ended March 31, 2023, compared with RMB32.3 million in the prior fiscal year.

Cost of revenues was RMB2,033.8 million (US$296.1 million) for the fiscal year ended March 31, 2023, compared with RMB1,588.4 million in the prior fiscal year.

Gross margin was 1.2% for the fiscal year ended March 31, 2023, compared with 2.9% in the prior fiscal year. In order to better address dynamic customer preferences and improve inventory turnover, the Company re-assessed its pricing strategies during fiscal year 2023 to accelerate the sales of vehicles with long sales cycles caused by the COVID-induced disruptions throughout the year. Related pricing decisions resulted in lower of cost or market reserve adjustments which decreased gross margin percentage from the comparable prior fiscal year.

Total operating expenses were RMB452.4 million (US$65.9 million) for the fiscal year ended March 31, 2023. Total operating expenses excluding the impact of share-based compensation were RMB405.0 million.

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Sales and marketing expenses were RMB236.3 million (US$34.4 million) for the fiscal year ended March 31, 2023, representing an increase of 6.4% from RMB222.1 million in the prior fiscal year. The increase was mainly due to growth of retail transaction volume which led to increased performance incentives for the sales teams, and vehicle transaction costs.

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General and administrative expenses were RMB164.5 million (US$24.0 million) for the fiscal year ended March 31, 2023, representing an increase of 8.9% from RMB151.0 million in the prior fiscal year. The increase was mainly due to the impact of share-based compensation expenses.

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Research and development expenses were RMB37.7 million (US$5.5 million) for the fiscal year ended March 31, 2023, representing an increase of 4.2% from RMB36.2 million in the prior fiscal year. The increase was mainly due to the impact of share-based compensation.

Loss from operations was RMB356.9 million (US$52.0 million) for the fiscal year ended March 31, 2023, compared with RMB278.9 million in the prior fiscal year.

Non-GAAP adjusted loss from operations which excludes the impact of share-based compensation was RMB309.6 million (US$45.1 million) for the fiscal year ended March 31, 2023, compared with RMB252.4 million in the prior fiscal year.

Fair value impact related to the senior convertible preferred shares resulted in a gain of RMB242.7 million (US$35.3 million) for the fiscal year ended March 31, 2023. The impact was mainly due to the fair value change of the warrants issued in relation to the senior convertible preferred shares during the period. The fair value impact was a non-cash gain.

Net loss from operations was net loss of RMB137.2 million (US$20.0 million) for the fiscal year ended March 31, 2023, compared with net loss of RMB143.2 million in the prior fiscal year.

Non-GAAP adjusted net loss from operations was RMB332.6 million (US$48.4 million) for the fiscal year ended March 31, 2023, compared with RMB302.9 million in the prior fiscal year.

Liquidity

The Company has incurred net losses since inception and, as of March 31, 2023, had an accumulated deficit in the amount of approximately RMB16.9 billion. The Company’s current liabilities exceeded its current assets by approximately RMB322.2 million as of March 31, 2023. The Company’s cash balance as of March 31,2023 was approximately RMB92.7 million, and its operating cash outflow during the fiscal year ended March 31, 2023 was approximately RMB251.1 million. Accordingly, management assessed the Company’s ability to meet its maturing obligations and working capital requirements over the next twelve months. This assessment included an evaluation of whether management’s business and financing plans would be sufficient to conclude the Company could continue as a going concern.

The Company’s plans include steps to improve cash flows from operations and to obtain additional capital from external investors and other parties. A summary of those plans includes:

Improvement in cash flows from operations:

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An increase in the gross margin on automobile sales, which management believes should improve after increasing demand following the lifting of COVID restrictions in mainland China.
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Optimizing the cost structure of the Company to reduce expenses, and to reduce cash outflows including those related to future lease payments through ongoing negotiations with the lessor of the new inspection and reconditioning center (“IRC”) in Hefei.

Additional financing:

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As of March 31, 2023, the Company was entitled to a consideration receivable of US$81.6 million due from NIO Capital for the subscription of its senior convertible preferred shares. Pursuant to additional agreements entered into in April 2023, US$61.6 million out of this consideration receivable was offset with the Company’s long-term debt of US$61.6 million owed to NIO Capital and US$1.6 million was received in cash in April 2023. The remaining consideration receivable of US$18.4 million, pursuant to these additional agreements, is due to be received from NIO Capital no later than December 31, 2023.
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Pursuant to assignment and amendment agreements dated June 30, 2023, Alpha Wealth Global Limited (“Alpha”) acquired warrants from NIO Capital and from Joy Capital which provided the right to purchase up to 261,810,806 senior convertible preferred shares of the Company at a modified exercise price of US$0.0457 per share (equivalent to US$1.37 per American depositary shares (“ADS”)). Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital (either together or separately) are entitled, at their discretion, to exercise the respective warrants in full to subscribe for an aggregate amount of US$21,964,754 of the Company’s senior convertible preferred shares no later than September 30, 2023. With respect to any warrants that are not exercised by September 30, 2023, the amendment agreement may be terminated, and the exercise price for such warrants will resume to US$0.3433 per share (equivalent to US$10.3 per ADS).
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The Company has completed, or plans to complete, financing transactions with banks as follows:

(i)
In March 2023, the Company obtained an aggregated facility amount of RMB250 million (equivalent to approximately US$36.4 million) from two reputable banks in the PRC, enabling the Company to utilize its inventories as collateral for financing the Company’s future purchases of used car inventories;
(ii)
On June 28, 2023, the Company entered into a supplemental agreement with WeBank to extend the repayment of RMB30 million (equivalent to approximately US$4.4 million) that was due on June 30, 2023. Pursuant to the agreement, the repayment will be divided into 6 monthly installments of RMB5 million (equivalent to approximately US$0.7 million) from June 2023 to November 2023, RMB10 million has been paid on schedule as of the issuance of this earnings release;
(iii)
The Company plans to seek renewal of its working capital facility (RMB50 million, equivalent to approximately US$7.3 million) when it becomes due in November 2023.

The Company’s plans include significant, subjective assumptions that are subject to uncertainty. These assumptions include increasing demand for used cars over the next twelve months, renewing the inventory-pledging and working capital facilities and achieving the planned profit improvement, as well as management’s ability to satisfactorily negotiate final lease terms (relating to the Hefei IRC) that help facilitate the Company’s intention to reduce costs and reduce cash outflows from operations. In addition, financing from the exercise of warrants that is not already contractually committed may not be available at terms that are favorable to the Company, or in amounts that are not sufficient to meet the Company’s needs over the next twelve months.

Management has concluded that these uncertainties cast substantial doubt on the Company’s ability to meet its maturing obligations and working capital requirements over the next twelve months, which would impact the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty. Despite the substantial doubt discussed herein, management believes that if the Company executes its business plans successfully and warrants are exercised in full that the cash to be received from additional financing transactions and the anticipated cash flows from operations will be, in totality, sufficient to meet our maturing obligations and anticipated working capital requirements for the next twelve months of operations.

Business Outlook

For the three months ended June 30, 2023, the Company expects its retail transaction volume to be around 1,600 units and the average selling price (ASP) for retailed cars to be around RMB111,000. The Company also expects its wholesale transaction volume to be around 1,600 units with an expected ASP of around RMB61,000. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and other revenue to be within the range of RMB270 million to RMB290 million. The Company expects its GP margin to be greater than 6%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

Uxin’s management team will host a conference call on Monday, August 14, 2023, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including an event passcode, a unique access PIN, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Conference Call Preregistration：https://s1.c-conf.com/diamondpass/10032894-atgcv6.html

A telephone replay of the call will be available after the conclusion of the conference call until August 21, 2023. The dial-in details for the replay are as follows:

U.S.: +1 855 883 1031

China: +86 400 1209 216

Replay PIN: 10032894

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin is China's leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including adjusted loss from operations and adjusted net loss from operations and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from operations as loss from operations excluding share-based compensation. The Company defines adjusted net loss from operations as net loss from operations excluding share-based compensation and fair value impact of the issuance of senior convertible preferred shares, including troubled debt restructuring gain. The Company defines adjusted net loss attributable to ordinary shareholders per share – basic and diluted as net loss attributable to ordinary shareholders per share excluding impact of share-based compensation, fair value impact of the issuance of senior convertible preferred shares and deemed dividend to preferred shareholders due to triggering of a down round feature. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance as this measure excludes certain expenses that are not expected to result in cash payments.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss from operations is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value impact of the issuance of senior convertible preferred shares have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss from operations, and adjusted net loss from operations per share – basic and diluted. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8676 to US$1.00, representing the index rate as of March 31, 2023 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Phone: +86 10 5691-6765

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended March 31,			For the twelve months ended March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	319,315	263,695	38,397	780,371	1,312,857	191,167
Wholesale vehicle sales	179,666	73,557	10,711	823,466	707,385	103,003
Others	6,763	6,534	951	32,279	38,999	5,679
Total revenues	505,744	343,786	50,059	1,636,116	2,059,241	299,849

Cost of revenues	(504,625)	(335,984)	(48,923)	(1,588,398)	(2,033,797)	(296,144)
Gross profit	1,119	7,802	1,136	47,718	25,444	3,705

Operating expenses
Sales and marketing	(67,812)	(52,392)	(7,629)	(222,139)	(236,307)	(34,409)
General and administrative	(40,747)	(38,308)	(5,578)	(151,024)	(164,505)	(23,954)
Research and development	(8,438)	(9,329)	(1,358)	(36,200)	(37,704)	(5,490)
(Provision for)/reversal of credit losses, net	(2,407)	(13,084)	(1,905)	687	(13,844)	(2,016)
Total operating expenses	(119,404)	(113,113)	(16,470)	(408,676)	(452,360)	(65,869)

Other operating income, net	8,786	47,907	6,976	82,017	69,990	10,191

Loss from operations	(109,499)	(57,404)	(8,358)	(278,941)	(356,926)	(51,973)

Interest income	234	146	21	3,660	603	88
Interest expenses	(5,441)	(5,676)	(826)	(41,222)	(21,243)	(3,093)
Other income	849	907	132	5,227	17,088	2,488
Other expenses	(1,241)	(18,317)	(2,667)	(8,925)	(24,153)	(3,517)
Losses from extinguishment of debt (i)	-	-	-	-	(2,778)	(405)
Foreign exchange (losses)/gains	(684)	122	18	(9,336)	(2,457)	(358)
Fair value impact of the issuance of senior convertible preferred shares	476,832	507	74	186,231	242,733	35,345
Income/(loss) before income tax expense	361,050	(79,715)	(11,606)	(143,306)	(147,133)	(21,425)
Income tax expense	(223)	(81)	(12)	(245)	(366)	(53)
Dividend from long-term investment	-	-	-	-	10,374	1,510
Equity in (loss)/income of affiliates and dividend from affiliate, net of tax	(6)	-	-	328	(44)	(6)
Net income/(loss), net of tax	360,821	(79,796)	(11,618)	(143,223)	(137,169)	(19,974)
Less: net loss attributable to non-controlling interests shareholders	-	(9)	(1)	-	(12)	(2)
Net income/(loss) attributable to UXIN LIMITED	360,821	(79,787)	(11,617)	(143,223)	(137,157)	(19,972)
Deemed dividend to preferred shareholders due to triggering of a down round feature (ii)	-	-	-	-	(755,635)	(110,029)
Net income/(loss) attributable to ordinary shareholders	360,821	(79,787)	(11,617)	(143,223)	(892,792)	(130,001)

Net income/(loss)	360,821	(79,796)	(11,618)	(143,223)	(137,169)	(19,974)
Foreign currency translation, net of tax nil	5,231	12,057	1,756	70,714	(68,276)	(9,942)
Total comprehensive income/(loss)	366,052	(67,739)	(9,862)	(72,509)	(205,445)	(29,916)
Less: total comprehensive loss attributable to non-controlling interests shareholders	-	(9)	(1)	-	(12)	(2)
Total comprehensive income/(loss) attributable to UXIN LIMITED	366,052	(67,730)	(9,861)	(72,509)	(205,433)	(29,914)

Net income/(loss) attributable to ordinary shareholders	360,821	(79,787)	(11,617)	(143,223)	(892,792)	(130,001)
Weighted average shares outstanding – basic	1,189,070,581	1,419,079,968	1,419,079,968	1,168,419,750	1,344,536,565	1,344,536,565
Weighted average shares outstanding – diluted	1,241,725,282	1,419,079,968	1,419,079,968	1,354,506,021	1,344,536,565	1,344,536,565

Net income/(loss) per share for ordinary shareholders, basic (ii)	0.30	(0.06)	(0.01)	(0.12)	(0.66)	(0.10)
Net Loss per share for ordinary shareholders, diluted	(0.09)	(0.06)	(0.01)	(2.07)	(0.66)	(0.10)

(i) The loss from extinguishment of debt was resulted from the issuance of Class A ordinary shares in conjunction with the mutually releasement of obligations under certain historical transactions with 58.com.

(ii) The Company entered into the 2022 Subscription Agreement with affiliates of an existing shareholder, NIO Capital, in June 2022, pursuant to which, NIO Capital has agreed to subscribe for 714,285,714 senior convertible preferred shares for an aggregate amount of US$100 million. Pursuant to the then-effective certificate of designation of senior convertible preferred shares of the Company, the issuance of the senior convertible preferred shares on July 27, 2022 in connection with the closing of the foregoing transaction has led to an reduction in the conversion price, from US$0.3433 per Class A ordinary share to US$0.14 per Class A ordinary share, of the senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement the Company entered into with certain investors in June 2021 and then outstanding (the "Conversion Price Reduction"). According to US GAAP, the Company should have accounted for the impact of the Conversion Price Reduction upon the closing of the transactions contemplated under the 2022 Subscription Agreement in the financial information disclosed in the Company's respective earnings releases for the quarters ended September 30, 2022 and December 31, 2022 (and year to date financial information reported therein). Accordingly, this table reflects financial information for the year, fully reflective of the accounting impact of the triggering of this down round feature. The accounting impact was non-cash and non-operating in nature and did not any impact on the Company's operating loss, assets or liabilities, or consolidated statements of cash flows. As a result of the triggered down round feature, an entry was made to debit accumulated deficit and credit additional paid-in capital in amount of RMB755.6 million as of September 30, 2022 and December 31, 2022, respectively. Additionally, and also as a result of triggering this same down round feature, a deemed dividend to preferred shareholders of RMB755.6 million was appropriated from net loss attributable to the Company for the three and six months ended September 30, 2022 and nine months ended December 31, 2022, and accordingly, basic and dilutive loss per share for three months and six months ended September 30, 2022 as previously announced in the earnings release for the second quarter of the fiscal year 2023 was adjusted from 0.04 and 0.00, respectively, to 0.60 and 0.60, respectively; basic and dilutive loss per share for nine months ended December 31, 2022 as previously announced in the earnings release for the third quarter of the fiscal year 2023 shall be adjusted from 0.02 to 0.59. The accounting for the down round feature did not have an impact on the Company's consolidated results of operations and earnings per share for the fiscal year ended March 31, 2023 and balance sheet as of March 31, 2023.

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of March 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	128,021	92,713	13,500
Restricted cash	8,276	618	90
Accounts receivable, net	832	790	115
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB324,371 and RMB10,337 as of March 31, 2022 and 2023, respectively (ii)	54,888	-	-
Other receivables, net of provision for credit losses of RMB30,251 and RMB26,541 as of March 31, 2022 and 2023, respectively (ii)	166,006	15,345	2,234
Inventory, net	426,257	110,893	16,147
Forward contract assets (i)	36	-	-
Prepaid expenses and other current assets (ii)	90,012	61,390	8,939
Total current assets	874,328	281,749	41,025

Non-current assets
Property, equipment and software, net	34,531	63,725	9,279
Long-term investments	288,756	288,712	42,040
Other non-current assets (ii)	24,000	-	-
Right-of-use assets, net	29,584	84,461	12,298
Total non-current assets	376,871	436,898	63,617

Total assets	1,251,199	718,647	104,642

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	92,534	80,668	11,746
Guarantee liabilities	179	-	-
Warrant liabilities (i)	196,390	8	1
Other payables and other current liabilities (ii)(iii)	674,333	344,502	50,163
Short-term borrowing	-	20,000	2,912
Current portion of long-term borrowing	233,000	-	-
Current portion of long-term debt (ii)	102,206	158,736	23,114
Total current liabilities	1,298,642	603,914	87,936

Non-current liabilities
Long-term borrowing	-	291,950	42,511
Consideration payable to WeBank (iv)	107,642	58,559	8,527
Operating lease liabilities	10,866	77,462	11,279
Long-term debt (ii)	817,648	264,560	38,523
Total non-current liabilities	936,156	692,531	100,840

Total liabilities	2,234,798	1,296,445	188,776

Mezzanine equity
Senior convertible preferred shares (US$0.0001 par value, 1,000,000,000 and 1,720,000,000 shares authorized as of March 31, 2022 and 2023, respectively; 400,524,323 and 1,151,221,338 shares issued and outstanding as of March 31, 2022 and 2023, respectively) (i)	526,484	1,245,721	181,391
Subscription receivable from shareholders	-	(550,074)	(80,097)
Total Mezzanine equity	526,484	695,647	101,294

Shareholders’ deficit
Ordinary shares	782	806	117

Additional paid-in capital	14,254,109	15,451,803	2,249,957
Accumulated other comprehensive income	288,461	220,185	32,061
Accumulated deficit	(16,053,272)	(16,946,064)	(2,467,538)
Total Uxin’s shareholders’ deficit	(1,509,920)	(1,273,270)	(185,403)
Non-controlling interests	(163)	(175)	(25)
Total shareholders’ deficit	(1,510,083)	(1,273,445)	(185,428)

Total liabilities, mezzanine equity and shareholders’ deficit	1,251,199	718,647	104,642

(i) In June 2021, we entered into a share subscription agreement, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, we also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million which was included in the aforementioned US$315 million. Each investor has the option to exercise the warrants before January 12, 2023 (“the expiration date”). In January 2023, the expiration date was extended to January 12, 2024 according to a new agreement the Company entered into with NIO Capital and Joy Capital. The second closing in the amount of US$50 million was subject to customary closing conditions and the full amount has been received in installment before July 27, 2022. In accordance with U.S. GAAP, all proceeds received in the first closing was allocated to warrants. Warrants and the outstanding financial instrument pursuant to second closing contract are recorded as warrant liabilities and forward contract liabilities or assets, respectively, with subsequent fair value change to be charged into the profit and loss. Furthermore, the corresponding fair value was transferred from forward contract liabilities or assets to mezzanine equity on the same day when the proceeds received.

In June 2022, we entered in to another definitive agreement with NIO Capital for the subscription of 714,285,714 senior convertible preferred shares for an aggregate amount of US$100.0 million, which was to be paid in multiple instalments. US$71.4 thousand, US$9.9 million and US$8.4 million was paid by NIO Capital in July and October 2022 and March 2023, respectively. As of March 31, 2023, US$81.6 million remained outstanding and was treated as a reduction of the US$100.0 million Mezzanine equity.

(ii) In June 2021, we entered into a supplemental agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors who held a total of US$230.0 million convertible notes ("2024 Notes"). Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount will be converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the first closing. On July 12, 2021, aforementioned conversion was completed and related Class A ordinary shares were issued. Remaining principal amount will be repaid by instalments by us from July 2021 to June 2024 and recorded as current portion of long-term debt and long-term debt. Besides, interest term was modified and 2024 Notes bear no interest from the original issuance date.

On July 18 and August 29, 2022, the Company issued 183,495,146 and 36,699,029 Class A ordinary shares with par value of US$0.0001 per share to 58.com and ClearVue Uxin Holdings, Ltd. (“ClearVue”) in exchange for the full release of the Company’s obligations under the 2024 Notes issued to 58.com and ClearVue on June 10, 2019. These shares were issued at a price equivalent to US$1.03 per ADS.

In connection with the foregoing transaction, we and 58.com have mutually released the other party from claims arising out of certain obligations under certain historical transactions, 58.com released us from our long-term debt obligation of RMB424.9 million and other payables and other current liabilities of RMB69.4 million. We, in turn, released 58.com from amounts owed, including other receivables of RMB114.1 million, loans recognized as a result of payments under guarantees of RMB41.9 million, other non-current assets of RMB21.0 million and prepaid expense and other current assets of RMB12.0 million. The related impact of RMB2.8 million to our second quarter result was recognized in "losses from extinguishment of debt".

(iii) Pursuant to contractual payment schedule specified in the supplemental agreements signed with one of our suppliers, a total of RMB100 million was paid to settle all outstanding payables due during the fiscal year ended March 31, 2023. Furthermore, subsequent to together with the full payment being made, an amount of RMB56.1 million was waived by the supplier and an equivalent gain from this waiver was recorded as other operating income during this period.

(iv) On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the supplemental agreement, we will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, we are also no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the instalment payments based on the agreed-upon schedule set forth in the supplemental agreement.

On June 21, 2021, we entered into another supplemental agreement with WeBank and under this supplemental agreement a total of RMB48 million instalment payments will be waived (represents present value of RMB42.2 million) immediately upon the effectiveness of this supplemental agreement. As of March 31, 2023, total outstanding payables was RMB114.4 million, out of which RMB58.6 million was recorded in “consideration payable to WeBank” and the remaining was recorded in “other payables and other current liabilities”.

* Share-based compensation charges included are as follows:

	For the three months ended March 31,			For the twelve months ended March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing	—	408	59	—	1,516	221
General and administrative	13,368	9,830	1,431	26,534	44,088	6,420
Research and development	—	474	69	—	1,709	249

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuing Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended March 31,			For the twelve months ended March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(109,499)	(57,404)	(8,358)	(278,941)	(356,926)	(51,973)
Add: Share-based compensation expenses	13,368	10,712	1,559	26,534	47,313	6,890
- Sales and marketing	—	408	59	—	1,516	221
- General and administrative	13,368	9,830	1,431	26,534	44,088	6,420
- Research and development	—	474	69	—	1,709	249

Non-GAAP adjusted loss from operations	(96,131)	(46,692)	(6,799)	(252,407)	(309,613)	(45,083)

	For the three months ended March 31,			For the twelve months ended March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income/( loss) from operations	360,821	(79,796)	(11,618)	(143,223)	(137,169)	(19,974)

Add: Share-based compensation expenses	13,368	10,712	1,559	26,534	47,313	6,890
- Sales and marketing	—	408	59	—	1,516	221
- General and administrative	13,368	9,830	1,431	26,534	44,088	6,420
- Research and development	—	474	69	—	1,709	249
Fair value impact of the issuance of senior convertible preferred shares	(476,832)	(507)	(74)	(186,231)	(242,733)	(35,345)

Non-GAAP adjusted net loss from operations	(102,643)	(69,591)	(10,133)	(302,920)	(332,589)	(48,429)

	For the three months ended March 31,			For the twelve months ended March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income/( loss) attributable to ordinary shareholders	360,821	(79,787)	(11,617)	(143,223)	(892,792)	(130,001)
Add: Share-based compensation expenses	13,368	10,712	1,559	26,534	47,313	6,890
- Sales and marketing	-	408	59	-	1,516	221
- General and administrative	13,368	9,830	1,431	26,534	44,088	6,420
- Research and development	-	474	69	-	1,709	249
Fair value impact of the issuance of senior convertible preferred shares	(476,832)	(507)	(74)	(186,231)	(242,733)	(35,345)
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	-	-	755,635	110,029

Non-GAAP adjusted net loss attributable to ordinary shareholders	(102,643)	(69,582)	(10,132)	(302,920)	(332,577)	(48,427)

Net income/(loss) per share for ordinary shareholders - basic	0.30	(0.06)	(0.01)	(0.12)	(0.66)	(0.10)
Net income/(loss) per share for ordinary shareholders – diluted	(0.09)	(0.06)	(0.01)	(2.07)	(0.66)	(0.10)
Non-GAAP adjusted net loss to ordinary shareholders per share – basic and diluted	(0.09)	(0.05)	(0.01)	(0.26)	(0.25)	(0.04)
Weighted average shares outstanding – basic	1,189,070,581	1,419,079,968	1,419,079,968	1,168,419,750	1,344,536,565	1,344,536,565
Weighted average shares outstanding – diluted	1,241,725,282	1,419,079,968	1,419,079,968	1,354,506,021	1,344,536,565	1,344,536,565

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.8676 as of March 31, 2023 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.